As filed with the Securities and Exchange Commission on March 20, 2014

Registration No.: 333-173864

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNL LIFESTYLE PROPERTIES, INC.

(Exact name of registrant as specified in charter)

Maryland	20-0183627
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen H. Mauldin

Chief Executive Officer and President

CNL Lifestyle Properties, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard E. Baltz, Esq.

Neil M. Goodman, Esq.

Arnold & Porter LLP

555 Twelfth Street N.W.

Washington, DC 20004-1206

Telephone: (202) 942-5000

Approximate date of commencement of proposed sale to public: From time to time after the effectiveness of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☒

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒     Registration No.: 333-173864

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities registered	Amount registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price	Amount of registration fee (4)
Common Stock, par value $0.01 per share	26,315,789	$9.50	$250,000,000.00	$29,025 (1)

(1)	Pursuant to Rule 457(p) under the Securities Act, the Registrant offset the registration fee due under this registration statement by the amount of the filing fee associated with the unsold securities from the Registrant’s registration statement on Form S-11, filed with the Commission on October 2, 2007 (File No. 333-146457), registering securities for a maximum aggregate offering price of $1,997,500,000 (the “Prior Registration Statement”). Of that amount, the Registrant sold securities with an aggregate offering price of $1,160,931,039.13, leaving a balance of unsold securities with an aggregate offering price of $836,568,960.87. The associated filing fee of $25,682.67 for such unsold securities, calculated under Rule 457(o), was used to offset the registration fee associated with this Registration Statement. Accordingly, the full amount of the $29,025 registration fee due for this Registration Statement was partially paid by offset against the balance of the registration fee paid for the Prior Registration Statement, and the Registrant paid $3,343 in filing fees for this Registration Statement. The offering of the unsold securities registered under the Prior Registration Statement was deemed terminated as of the filing of this Registration Statement.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (Registration No.: 333-173864) is being filed solely for the purpose of filing an additional exhibit to the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16	Exhibits

(b)	The following exhibit is filed as part of the Registration Statement:

Exhibit No.	Description

23.3	Consent of CBRE Capital Advisors, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post- Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on March 20, 2014.

By:	CNL LIFESTYLE PROPERTIES, INC. (Registrant) /s/ Stephen H. Mauldin Stephen H. Mauldin Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ James M. Seneff, Jr. James M. Seneff, Jr.	Chairman of the Board and Director	March 20, 2014

/s/ Thomas K. Sittema Thomas K. Sittema	Vice Chairman of the Board and Director	March 20, 2014

/s/ Adam J. Ford Adam Ford	Independent Director	March 20, 2014

/s/ Bruce Douglas Bruce Douglas	Independent Director	March 20, 2014

/s/ Robert J. Woody Robert J. Woody	Independent Director	March 20, 2014

/s/ Stephen H. Mauldin Stephen H. Mauldin	Chief Executive Officer and President (Principal Executive Officer)	March 20, 2014

/s/ Joseph T. Johnson Joseph T. Johnson	Chief Financial Officer and Treasurer (Principal Financial Officer)	March 20, 2014

/s/ Ixchell C. Duarte Ixchell C. Duarte	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 20, 2014